

December 16, 2009

<u>Via facsimile (917) 777-2526 and US Mail</u>
Mr. Philip A. Falcone
Harbinger Capital Partners
450 Park Avenue
30th Floor
New York, NY 10022

> **RE: Skyterra Communications, Inc.**
> **Schedule 13E-3**
> **File No. 5-36742**
> **Filed November 19, 2009**
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 000-13865**
> **Filed November 19, 2009**

Dear Mr. Falcone:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. All defined terms used here have the same meaning as in the proxy statement.

<u>Schedule 13E-3, filed November 19, 2009</u>

<u>General</u>

1.   Disclosure on page 38 of the preliminary proxy states that the executive officers of the company will continue as executive officers of the surviving company. It is also contemplated that such persons may "enter into new arrangements with

Harbinger or its affiliates regarding employment with, or the right to purchase or participate in the equity of, the surviving corporation." Please tell us of the consideration given to whether any of the executive officers are affiliates engaged in the going private transaction and should be included as filing persons for purposes of Exchange Act Rule 13e-3 and Schedule 13e-3. In this regard, we note reference in the background discussion to the involvement of the Chief Executive and Chief Financial Officer of Skyterra during the negotiations of the transaction with Harbinger. Refer to Compliance & Disclosure Interpretation 201.05 available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm for further guidance.

2.   Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person listed or added in response to the preceding comment. For example, include a statement as to whether such person believes the Rule 13e-3 transaction to be procedurally and substantively fair to security holders and an analysis of the material factors upon which it relied in reaching such a conclusion. See Item 8 of Schedule 13E-3 and Q&A Nos. 5, 19 and 20 of Exchange Act Release No. 17719 (Apr. 19, 1981). In this regard, the reasons for the transaction and the alternatives considered may be different from those of the subject company, which should be reflected in the disclosure.

Schedule 14A

General

3.   Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. Refer to Rule 14a-6(e)(1).

Proposal One- The Merger, page 16

Background of the Merger, page 16

4.   In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among the filing persons, management, the Special Committee, the legal and financial advisors regarding the options considered for the company. Please identify the persons who initiated any such discussions and the persons involved in such discussions or meetings. For example, please revise to disclose:

- in greater detail, the various options and strategic alternatives management considered and presented to the Special Committee of the Board between July 2009-August 2009;

- discussions regarding the review and assessment of other potential strategic partners, including who was involved in the exploration of strategic alternatives with potential partners and the time period over which such discussions were held;

- the September 16, 2009 special meeting of the Board of Directors, inclusive of a description of any discussions with potential strategic partners and financing partners and the reasons why such proposals were not as attractive as the potential Harbinger proposal; and,

- the alternatives considered by the Board on September 22, 2009 and the reasons for the Board conclusion that "none provided comparable value…"

Position of Harbinger Parties as to the Fairness of the Merger, page 27

5.   Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Although UBS Securities did not provide a fairness opinion, please revise to summarize any report, presentation or discussion provided by the financial advisor regarding the terms of the transaction whether oral or written. Please file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016 (c) of Regulation M-A. Refer to Compliance & Disclosure Interpretation 117.06 available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm for further guidance.

Purpose and Effects of the Merger, page 30

6.   Please revise to provide expanded disclosure regarding the reasons behind each filing person's choice to engage in the transaction *at this time* as opposed to any other time in the Company's public company history. See Item 1013(c) of Regulation M-A. For example, explain why and provide support for your assertion that a 100% ownership of the company by Harbinger at this time will facilitate its ability to obtain alternative financing.

Opinion of the Special Committee's Financial Advisor, page 31

7.   You disclose that Morgan Stanley met with the Board to provide a preliminary overview of financing and strategic alternatives available to Skyterra as early as July 2009. Please disclose whether the presentation included consideration of a going private transaction. If so, please note that each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the

requirements of Item 1015 of Regulation M-A and revise to include a summary of any such report. This requirement applies also to preliminary reports. Revise to summarize any and all presentations made by Morgan Stanley during the Board and/or Special Committee's evaluation of the transaction and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016 (c) of Regulation M-A. Refer to Compliance & Disclosure Interpretation 117.06 available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm for further guidance.

8.   We note that Morgan Stanley performed both Selected Companies and Selected Transaction analyses. Please revise to provide additional disclosure concerning the methodology and criteria used in selecting the companies and transactions. For example, in the comparable company analysis, describe in greater detail the principal characteristics that render the sole company chosen comparable to Skyterra. Further, please disclose whether any company was deliberately excluded from the dataset in either the comparable companies or transactions analyses and briefly indicate the reasoning behind such exclusion.

Representations and Warranties, page 52

9.   We note the statement that "information concerning the subject matter of the representations and warranties may change…which subsequent information may or may not be fully reflected in Skyterra's public disclosures…" Please note that investors are entitled to rely upon disclosure in your filings, including disclosure regarding representations and warranties in a merger agreement. Please revise this, and similar disclaimers accordingly and consider whether additional specific disclosure of material information regarding material contractual provisions are required to make the statements included in the disclosure document accurate and complete.

Where You Can Find More Information, page 76

10.   We note that the Company incorporates by reference into its preliminary proxy statement its Forms 10-K and 10-Q each of which include a discussion of forward-looking statements. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please amend the proxy statement to include disclosure stating that the safe harbor provisions in the periodic reports incorporated by reference into the proxy statement do not apply to any forward-looking statements the Company makes in connection with the going-private transaction. Please also

refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc: Thomas H. Kennedy, Esq.
         Skadden, Arps, Slate, Meagher & Flom LLP
         (917) 777-2526